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                                                            EXHIBIT (h)(5)(i)(e)

November 20, 1998

Steven Wine
Director of Sales
Westcore Funds
1225 178th Street 26th Floor
Denver, CO  80202

Re: Amendment to Operating Agreement

Dear Steven:

The volatility we have all been experiencing in the global markets has led us to re-examine our Operating Procedures regarding settlement practices. In an effort to continue to be able to provide the best possible service to all our mutual fund clients, we are amending the Operating Procedures to more vigorously encourage funds to notify Schwab prior to extending settlement of redemptions.

Specifically, the Operating Procedures have always required and presumed trade date notification to Schwab if a fund intended to extend settlement of redemptions and not pay those redemption proceeds on the business day following trade date. As long as Schwab is notified on trade date of your intention to extend settlement, there is no change to the current procedure. When Schwab is notified after trade date, however, we must reserve the right to request interest charges on the amount of the redemption proceeds due us and extended in settlement. This is because, when Schwab is not notified of an intention to extend settlement, Schwab settles fund redemption transactions in customer accounts on trade date. When we do not receive those proceeds from the fund on the next day, as anticipated, we find ourselves in a position of serving involuntarily as a lender to the fund. To counteract the unfortunate result of a fund's failure in this obligation to notify Schwab, the amended agreement will require that we receive interest in excess of that which a lender would receive on loaning such amount to the funds voluntarily. Schwab also intends to charge the same interest rates on distributions when payments are not made in accordance with the terms of the Operating Agreement. In addition, Schwab may choose to net purchase transactions against redemption transactions until the amount due is settled, minimizing the amount of credit extended.

The Operating Agreement allows us to amend the Operating Procedures (Exhibit A) upon 40 days notice to you. The enclosed amendment is accordingly made to be effective 40 days from today's date. We appreciate your help in working with us to minimize any disruptions in processing orders for the Mutual Fund MarketPlace which might otherwise eventually occur if such a problem continued unabated.

If you have any questions or concerns regarding these changes, please give me a call at 415-636-5502.

Sincerely,

/s/Carolyn Mignacco
-------------------
Carolyn Mignacco
Director
Mutual Fund Relations

                                                            EXHIBIT (h)(5)(i)(e)

                        AMENDMENT TO OPERATING AGREEMENT

     This Amendment ("Amendment") by Charles Schwab & Co., Inc. ("Schwab"), effective as of January 1, 1999, amends the Operating Agreement between Schwab and each Fund Company, made as of November 27, 1995, as amended thereafter ("Operating Agreement"). All capitalized terms used in this Amendment and not defined herein shall have the meaning ascribed to them in the Operating Agreement.

     WHEREAS, Schwab wishes to amend Exhibit A to the Operating Agreement to provide for procedures in the event that Fund Company fails to (i) settle redemption orders on the next business day after trade date ("Settlement Date") without having notified Schwab on trade date, as required under the terms of the Operating Agreement, or (ii) pay distributions in a timely manner, as required under the terms of the Operating Agreement; and

     WHEREAS, Schwab may unilaterally amend Exhibit A to the Operating Agreement upon 40 days written notice to Fund Company under the terms of the Operating Agreement and has provided this executed Amendment to Fund Company 40 days prior to its effective date.

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth in the Operating Agreement, Exhibit A to the Operating Agreement is hereby amended as follows:

1.   SETTLEMENT OF TRANSACTIONS

     (a) In the event that a Fund should need to extend settlement on redemption orders, including but not limited to redemption orders under the Retirement Plan Order Processing Amendment if in effect, Fund Company must contact Schwab by 7:00 p.m. Eastern Time on trade date to discuss the extension.

     (b) If Fund Company does not settle redemption orders on Settlement Date and has not contacted Schwab by 7:00 p.m. Eastern Time on trade date to discuss such extension of settlement (even if such extension is due to a systems problem unknown on trade date), then Schwab may, at its option, take any or all of the following actions:

          (i) Charge interest on the amount of the redemption proceeds due to it, as follows:

               (A) For the first day, (a) Schwab may charge Fund Company interest at the Federal Funds "offered" rate for such day as published in the Wall Street Journal if the amount does not exceed $1 million, or (b) Schwab may charge Fund Company interest at the Prime Rate for such day as published in The Wall Street Journal if the amount exceeds $1 million; and


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               (B)  For each day following, Schwab may charge Fund Company interest at the Prime Rate for each such day as published in the Wall Street Journal, plus 2% per annum; and

          (ii) Upon notice to Fund Company, on any subsequent Settlement Date and for so long as such redemption proceeds are due to it:

               (A) Schwab may settle purchase orders and redemption orders net of each other for such Fund; and/or

               (B) Schwab may net any redemption proceeds still due to it against any net or gross purchase amount due from it to the Funds.

2.   DISTRIBUTIONS

     (a) With respect to a consolidated omnibus Account, and for purposes of effecting cash distributions for investors who have elected to receive their capital gains distributions and/or dividends in cash if Fund Company does not wire the cash proceeds to Schwab on the next business day after the ex-dividend date for such distribution (a "Due Date"), as required under the terms of the Operating Agreement, then Schwab may, at its option, charge interest on the amount of such cash proceeds outstanding on or after the Due Date as set forth in Section 2(c) below.

     (b) With respect to a cash distribution Account, if Fund Company does not wire the cash distribution to Schwab on the payable date for such distribution (a "Due Date"), as required under the terms of the Operating Agreement, then Schwab may, at its option, charge interest on the amount of such cash distribution outstanding on or after the Due Date as set forth in Section 2(c) below.

     (c) For the Due Date, (I) Schwab may charge Fund Company interest at the Federal Funds "offered" rate for such date as published in The Wall Street if the amount does not exceed $1 million, and (ii) Schwab may charge Fund Company interest at the Prime Rate for such day as published in The Wall Street Journal if the amount exceeds $1 million. For each day following the Due Date, Schwab may charge Fund Company interest at the Prime Rate for each such day as published din The Wall Street Journal, plus 2% per annum.

3. Except as specifically set forth herein, all other provisions of the Operating Agreement shall remain in full force and effect. To the extent of any conflict between this Amendment and the Operating Agreement this Amendment shall control.


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     IN WITNESS WHEREOF, Schwab has executed this Amendment on the date written below.

                                        CHARLES SCHWAB & CO., INC.

                                        By:   /s/ Fred Potts
                                              ----------------------------------
                                              Fred Potts
                                              Vice President/Mutual Funds
                                              Operations Administration

                                        Date: 11/16/98
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